UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 333-259881

KANDI TECHNOLOGIES GROUP, INC
(Translation of registrant’s name into English)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry into Investment Agreements in Relation to Investment in Hangzhou Xinchu New Energy Technology Co., Ltd.

On June 29, 2026, Kandi Technologies Group, Inc. (the “Company”), through its wholly-owned operating subsidiary in China, Zhejiang Kandi Technologies Group, Co., Ltd., entered into that certain capital increase agreement (the “Capital Contribution Agreement”) with Hangzhou Xinchu New Energy Technology Co., Ltd. (the “Target Company”) and its two existing shareholders.

Pursuant to the terms of the Capital Contribution Agreement, the Company agreed to subscribe for newly issued equity of the Target Company for an aggregate subscription price of approximately RMB20 million (approximately US$2.9 million), of which approximately RMB2.1 million (approximately US$0.30 million) will be contributed to the Target Company’s registered capital. The rest of such subscription price will be treated as capital reserve. Upon completion of the transaction, the Company will hold 51% of the equity interests of the Target Company, and the existing shareholders will collectively hold the remaining 49%. Subject to the satisfaction or waiver of the conditions precedent set forth in the Capital Contribution Agreement, the Company is required to pay the subscription price to the Target Company’s designated bank account on or before June 30, 2026.

The proceeds of the capital contribution will be used primarily for the Target Company’s business expansion, capacity upgrades, research and development activities, and working capital requirements. The proceeds may not be used for certain specified purposes, including the repayment of shareholder indebtedness, repurchase of equity interests, non-core business investments, or distributions to shareholders.

Pursuant to the terms of the Capital Contribution Agreement, subjection to certain exceptions thereunder, the existing shareholders have agreed to certain performance commitments requiring the Target Company to achieve audited annual revenue of at least RMB150 million, RMB300 million, and RMB500 million for fiscal years 2027, 2028, and 2029, respectively (each, an “Annual Revenue Target”). The performance commitments will also be deemed satisfied if the Target Company’s aggregate revenue for the three-year period exceeds the aggregate of the foregoing annual revenue targets. If the actual revenue for any such year is less than 70% of the applicable Annual Revenue Target, the Company may elect to (i) receive compensation from the existing shareholders in cash or equity based on a formula set forth in the Capital Contribution Agreement, or (ii) following the completion of the three-year measurement period, require the existing shareholders to Buyback.

The Capital Contribution Agreement also contains anti-dilution protections in favor of the Company upon the occurrence of specified events, including material breaches of the Capital Contribution Agreement by the existing shareholders.

In addition, pursuant to the terms of the Capital Contribution Agreement, the Company may require the existing shareholders to repurchase all or a portion of its equity interest in the Target Company (the “Buyback”) upon the occurrence of specified events, including a material breach of the Capital Contribution Agreement by the existing shareholders that adversely affects the Company or a violation of non-competition obligations by the Target Company or certain key personnel. The repurchase price is generally determined as the highest of (i) the Company’s investment amount plus an 8% annual return, less any cash dividends received, (ii) the Company’s proportionate share of the Target Company’s net asset value, and (iii) the value of the Company’s equity interest based on the Target Company’s valuation at the time of repurchase.

The existing shareholders are also granted certain reciprocal repurchase rights. If the Company’s strategic objectives materially change or the parties experience a fundamental disagreement regarding the Target Company’s strategic direction, the existing shareholders may require the Company to transfer all or a portion of its equity interest to the existing shareholders or their designee. The repurchase price is generally determined as the lowest of the valuation methodologies described above.

Concurrently with the execution of the Capital Contribution Agreement, the Company and the existing shareholders of the Target Company entered into a shareholders corporation agreement (the “Shareholders Support Agreement”) to facilitate the completion of the transactions contemplated by the Capital Contribution Agreement and to further develop their cooperative relationship. The Shareholders Support Agreement sets forth sets forth certain mutual representations, warranties , and covenants of the parties in connection with the Company’s investment in the Target Company, including the right to appoint two directors to the board directors of the Target Company, among others.

On June 29, 2026, the Company issued a press release to announce the acquisition described above, which is furnished herein.

Exhibit No.	Description of Exhibit
99.1	Press Release dated June 29, 2026, announcing Kandi Technologies Acquires Controlling Stake in Xinchu New Energy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2026	Kandi Technologies Group, Inc.

	By:	/s/ Feng Chen
	Name:	Feng Chen
	Title:	Chief Executive Officer

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